

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
John J. Fawcett
Chief Financial Officer
Citizens Financial Group, Inc.
One Citizens Plaza
Providence, RI 02903

> **Re: Citizens Financial Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 20, 2014**
> **File No. 333-195900**

Dear Mr. Fawcett:

We have reviewed your amended registration statement and response letter dated June 20, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Statistical Information, page 159

1. Please revise to provide the information provided in this section for the most recent interim period or tell us why you do not believe the information is useful for investors.

Principal and Selling Stockholders, page 251

2. We note your response to comments 18-21 of our comment letter dated June 6, 2014. Because the selling stockholders are affiliates of a broker-dealer, and you have not made the representations requested in comment 20, we are not able to agree with your analysis in response to comment 21 that the broker-dealer affiliates are not underwriters. Please revise your registration statement to include the requested representations or to indicate that the broker-dealer affiliates are underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn S. McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Nicholas Kronfeld
        David Polk & Wardwell LLP